



Rachel Abady · 2nd

Co-Founder of Manna App | Freelance Editor & Strategist

Brooklyn, New York · 500+ connections · **Contact info**

 **Manna**

 **Barnard College**

#OpenToWork

Independent Consultant, Editor, Writer, Strategy Consultant and Editorial Consultant roles

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Experience

Co-Founder & Chief Marketing Officer

Manna

Apr 2019 – Present · 1 yr 5 mos

Greater New York City Area

Manna is the ultimate recipe app and interactive cooking community. We give people a platform to build community around food, connect through cooking and inspire through sharing. Visit: manna-app.com for more info.

Critical Mass Applications, LLC (CMA) is an app development firm. It's a young, ambitious company seeking to modernize the home cooking experience. Manna, the flagship app, will offer a platform for people to follow, organize, modify, collect and share recipes to enhance life spent in and out of the kitchen.

 **Manna App | Home**



Editor, Producer & Growth Expert

Visura · Freelance

Jun 2020 – Present · 3 mos

New York, United States

Working with Visura Co-Founders on branding, marketing, copywriting, strategy and partnerships.



Visura | Platform for Visual Storytelling

Independent Consultant

Self-employed

Apr 2019 – Present · 1 yr 5 mos

Consulting across a wide array of industries to connect ideas, tools, content, products, experiences and stories with valuable audiences. Since April 2019, I've worked with: Red Bull Media House (sports programming), International Committee of the Red Cross (ICRC YouTube) Chorus (matchmaking app), Wonder Brands (brand incubation firm) and more.



Consultant, Sports Programming

Red Bull Media House · Freelance

May 2019 – Aug 2019 · 4 mos

Greater Los Angeles Area

Working on Basketball and Gaming verticals with a focus on: programming, project management, content, social media, audience strategy and live events.



Vox Media, Inc.

1 yr 8 mos



Audience Growth Editor, Video

Full-time

Aug 2018 – Apr 2019 · 9 mos

Greater New York City Area

For Vox.com, I lead big-picture video growth strategy, with a particular focus on YouTube, new platform initiatives, editorial partnerships (Netflix) and deep dive audience research projects. Currently running the Vox Video Lab YouTube membership program. Go to vox.com/join to learn more.



Director, Editorial Growth
Full-time
Sep 2017 – Aug 2018 · 1 yr
Greater New York City Area

My goal is to develop passionate communities, as well as reach new audiences across multiple platforms. I work with executive leadership and all eight Vox Media networks to innovate on both product and editorial strategies and ensure our networks are the preeminent destinations for smart, curious audiences everywhere. I collaborate with editorial teams and proc ...see mor

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Education



Barnard College
Bachelor's Degree, American Studies

Columbia University in the City of New York
Bachelor's Degree, American Studies

IFSA, Butler University - Buenos Aires, Argentina
Human Rights, Spanish



